UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934
GENERAL FINANCE CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

369822101
(CUSIP Number)

John O. Johnson 450 North Brand Avenue, Suite 648 Glendale, CA 91203
(Name; Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person John O. Johnson

I.R.S. Identification No. of Above Persons (entities only)
____________________

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings is Required	☐
Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
United States

	7.	Sole Voting Power
		665,617

Number of	8.	Shared Voting Power
Shares		-0-
Beneficially
Owned by	9.	Sole Dispositive Power
Each		665,617
Reporting
Person With
	10.	Shared Dispositive Power
		-0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person
665,617

12	Check Box if the Aggregate Amount in Row (11) Excludes	☐
Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)
6.2%

14	Type of Reporting Person (See Instructions)
IN

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $.0001 per share (“Common Stock”), of General Finance Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 260 South Los Robles, Suite 217, Pasadena, CA 91101.

ITEM 2. IDENTITY AND BACKGROUND

This statement is filed by John O. Johnson (the “Reporting Persons”). His business address is at 450 North Brand Avenue, Suite 648, Glendale, CA 91203. His principal occupation is acting as the Managing Director of The Spartan Group, a boutique investment-banking firm. The Reporting Person also serves as the Chief Operating Officer of the Issuer.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding of the type required to be disclosed hereunder.

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person used personal funds to acquire the securities of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person is the Chief Operating Officer of the Issuer. As such, he participates in the planning and management of the Issuer.

Depending upon market conditions and other factors that the Reporting Person deems material, (i) he may purchase additional shares of Common Stock or other securities of the Company in the open market, in private transactions or from the Company, or may dispose of all or a portion of the shares of Common Stock or other securities of the Company that he now owns or hereafter may acquire, and (ii) he may from time to time develop plans respecting, or propose changes in, the management, composition of the board of directors, policies, operations, capital structure or business of the Company, including a possible recapitalization or sale of the Company. Except as described in the preceding sentence, the Reporting Person does not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions. The Reporting Person reserves the right to formulate plans or make proposals, and take such actions with respect to his investment in the Company, including any or all of the items specified in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions and any other actions as he may determine.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The Reporting Person beneficially owns 665,617 shares of Common Stock, representing 6.2% of the Common Stock of the Issuer, calculated in accordance with Rule 13d-3. These shares include 309,367 shares that may be acquired upon exercise of warrants, which warrants were issued by the Issuer in its initial public offering (the “IPO Warrants”).

The Reporting Person has sole voting and investment power with respect to all of the shares beneficially owned.

The Reporting Person has not purchased or sold any Common Stock of the Issuer in the 60 days prior to this filing. The Reporting Person is making this filing because the IPO Warrants became exercisable on September 13, 2007, and thus under Rule 13d-3, he was deemed to acquire beneficial ownership of the shares underlying the IPO Warrants on that date.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

The Reporting Person is a party to that certain Amended and Restated Registration Rights Agreement dated March 3, 2006 (the “Registration Rights Agreement”), by and among the Issuer, the Reporting Person and certain other stockholders of the Issuer (the “Registration Rights Stockholders”), and relating to 475,000 shares of Common Stock held by the Reporting Person.

Pursuant to the Registration Rights Agreement, the Reporting Person and the Registration Rights Stockholders have two demand and unlimited piggyback registration rights with respect to the shares of Common Stock held by such persons. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements requested pursuant to the Registration Rights Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description
7.1
Amended and Restated Registration Rights Agreement, dated March 3, 2006, by and among the Issuer, the Reporting Person and certain other stockholders of the Issuer is hereby incorporated by reference from the Issuer’s Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2006.

Signature

After reasonable inquiry and to the best of its, his or her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: September 17, 2007

/s/ JOHN O. JOHNSON
John O. Johnson